                                                               Exhibit 99(A)(6)

Bird Corporation [LOGO]          PRESS RELEASE
                                                     Bird Corporation
                                                     1077 Pleasant Street
                                                     Norwood, MA 02062-6714
                                                     Contact: Joseph Vecchiolla,
                                                                Chairman
                                                     Phone (203) 622-4880




Bird Corporation Agrees to Merge
with CertainTeed Corporation
a Subsidiary of Saint-Gobain Corporation

Norwood, Mass.--March 15, 1996--The Board of Directors of Bird Corporation (NASDAQ:BIRD) today announced the signing of a definitive agreement with CertainTeed Corporation, a subsidiary of Saint-Gobain Corporation, providing for CertainTeed to acquire in a merger transaction all of Bird's outstanding common, preferred and preference shares.

CertainTeed will pay $7.50 per share for the common stock. As of March 1, 1996 there were approximately 4.1 million shares of Bird common stock outstanding.

The Bird/CertainTeed merger provides for the acquisition or redemption at their liquidation preference of all outstanding 5% cumulative preferred stock for $110.00 per share and all outstanding $1.85 cumulative convertible preference stock for $20.00 per share. Payment for preferred and preference stock will include any previously accrued but unpaid dividends. The total consideration for the transaction exceeds $50 million, including common and preferred equity plus debt.

Completion of the transaction is subject to approval by Bird's shareholders, appropriate governmental approvals and other customary conditions. The transaction is not subject to a financing contingency. Bird's Board of Directors has received a fairness opinion from its investment bankers regarding the merger. Closing of the Bird/CertainTeed merger is anticipated at the end of the second quarter following distribution of proxy materials to Bird's shareholders and approval at a special meeting.

Commenting on today's announcement, Joseph D. Vecchiolla, Bird's Chairman stated that, "Bird has enjoyed a rich and innovative history since its founding over 200 years ago. However, during the past year it became apparent that greater progress could be made if Bird became part of a larger, financially strong orqanization with similar goals and philosophies. The agreement reached with CertainTeed is the culmination of several months of negotiations with a number of candidates and meets our criteria. There is an excellent fit between our organizations, as we are both producers of high quality asphalt roofing shingles. Integrating Bird's resources with CertainTeed will strengthen our core manufacturing operations".

Bird Corporation, founded in 1795, is primarily a manufacturer of asphalt shingles and roll-roofing goods with annual sales of more than $50 million.